August 19, 2009

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attn:	John Reynolds
Assistant Director

Re:	Verso Paper Holdings LLC
Form 10-K
Filed March 30, 2009
File No. 333-142283
Supplemental Response Letters
Dated July 1, 2009 and July 31, 2009

Ladies and Gentlemen:

This letter is submitted by Verso Paper Holdings LLC, a Delaware limited liability company (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on July 16, 2009 and oral comments received from the Staff on August 17, 2009. The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”), and (ii) the Company’s response letters dated July 1, 2009 and July 31, 2009.

For your convenience, we have repeated in italics the Staff’s comment from the July 16, 2009 comment letter prior to the response.

VERSO PAPER HOLDINGS LLC

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibit 12.1 – Ratio of Earnings to Fixed Charges

1.	Your response to our prior comment 13 states that your computation of ratio of earnings to fixed charges for each of the last five years will be supplementally provided to the Staff. However, it does not appear that this information has been provided. Please advise.

In response to the Staff’s verbal request to the Company on August 17, 2009, the Company respectfully advises the Staff that its computation of ratio of earnings to fixed charges for each of the last five years is attached hereto as Annex A.

Division of Corporation Finance

Securities and Exchange Commission

August 19, 2009

* * * *

The Company hereby acknowledges that (i) the actions of the SEC or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the 2008 10-K do not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filing, (ii) the Staff comments, and changes to disclosure in the 2008 10-K in response to the Staff’s comments, do not foreclose the SEC from taking any action with respect to any of these filings and (iii) the Company may not assert the Staff’s review of the 2008 10-K as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (901) 369-4106.

Thank you.

Respectfully submitted,

/s/ St. John Daugherty

St. John Daugherty

Deputy General Counsel

cc:	Robert P. Mundy
Peter H. Kesser

ANNEX A

VERSO PAPER HOLDINGS, LLC

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

				Successor Consolidated
	Predecessor Combined			Five Months	Successor Consolidated
	Year Ended December 31,		Seven Months Ended July 31,	Ended December 31,	Year Ended December 31,
(In thousands, except ratio)	2004	2005	2006	2006	2007	2008
Earnings:
Income (loss) from continuing operations before income taxes	$(21,273)	$45,463	$17,751	$(1,832)	$(81,269)	$(39,151)
Amortization of capitalized interest	8,707	8,681	5,005	—	18	103
Capitalized interest	(1,922)	(225)	(338)	(206)	(1,247)	(1,408)
Fixed charges	22,625	20,049	9,082	49,218	117,038	106,629

Earnings adjusted for fixed charges	$8,137	$73,968	$31,500	$47,180	$34,540	$66,173

Fixed charges:
Interest expense, gross (capitalized interest included)	$17,337	$15,048	$8,414	$48,741	$115,128	$104,608
Portion of rent expense representative of interest (1)	5,288	5,001	668	477	1,910	2,021

Total fixed charges	$22,625	$20,049	$9,082	$49,218	$117,038	$106,629

Ratio of earnings to fixed charges	0.36	3.69	3.47	0.96	0.30	0.62

(1)	One third of rent expense is deemed to be representative of interest.